UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025 (Report No. 3)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On November 26, 2025, SciSparc Ltd. (the “Company”) entered into a binding term sheet pursuant to which the Company agreed to acquire the complete portfolio of patents, trademarks, know-how, and related intellectual property rights, mainly associated with the MUSE™ system, for innovative endoscopic systems and medical cameras from Xylo Technologies Ltd. (“Xylo”). Subject to negotiating and signing definitive agreements for the acquisition, in consideration for these acquired assets, the Company agreed to issue to Xylo an amount of ordinary shares of the Company, which shall represent as of the closing date, 19.99% of the issued and outstanding share capital of the Company (the “Issued Shares”). The Company may elect at its sole discretion to issue, in lieu (in whole or in part) of the Issued Shares, pre-funded warrants to purchase ordinary shares. The closing of the transaction will be subject to customary closing conditions, including receipt of shareholder approval (to the extent required).

On November 26, 2025, the Company issued a press release titled “SciSparc to Acquire Treasury of Patents for Innovative Medical Endoscopy Systems.” A copy of this press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the Securities and Exchange Commission (the “SEC”) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company uses forward-looking statements when it discusses: the expected acquisition of a portfolio of patents, trademarks and intellectual property rights for innovative endoscopic systems and medical cameras from Xylo; and the consideration for the acquired assets to be paid to Xylo at closing. The acquisition of the intellectual property assets described in this press release is subject to the Company and Xylo negotiating and agreeing on definitive agreements and fulfilling any required closing conditions. Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in the Company's Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

EXHIBIT INDEX

Exhibit No.
10.1	Binding Term Sheet for the Sale of Patent Portfolio and Trademarks by and between SciSparc Ltd. and Xylo Technologies Ltd.
99.1	Press release issued by SciSparc Ltd. titled “SciSparc to Acquire Treasury of Patents for Innovative Medical Endoscopy Systems.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: November 26, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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